Biotech Acquisition Co

545 West 25th Street, 20th Floor

New York, NY 10001

VIA EDGAR

November 13, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Biotech Acquisition Co.

Draft Registration Statement on Form S-1

Submitted September 21, 2020

File No. 377-03575

Dear Ms. Majmudar:

Biotech Acquisition Co. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 16, 2020 regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on September 21, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the transmission of this letter, we are submitting to the Commission an amended Draft Registration Statement on Form S-1 (the “Amended DRS”), which reflects our responses to the Staff’s comments and other updates.

Draft Registration Statement on Form S-1 Submitted September 21, 2020

Prospectus Cover Page, page i

1.	Please revise your prospectus cover page to include a brief description of the units and underlying components registered in the offering and the over-allotment option pursuant to Item 501(b)(2) of Regulation S-K.

We have included the disclosure requested by the Staff on the cover page of the Amended DRS.

Risk Factors

The requirement that we complete our initial business combination within the prescribed timeframe may give potential target businesses...., page 26

2.	We note the disclosure at page 28 that you are required to complete your initial business combination within 24 months from the closing of this offering. However, disclosure in this risk factor also suggests that you will be required to complete an initial business combination within 18 months. Also clarify the disclosures at pages 44 and 104 regarding the time period you are required to enter into a business combination.

In response to the Staff’s comment, we have revised the disclosure in the Amended DRS to reflect that we will have 24 months from the closing of the offering to complete our initial business combination.

Ms Anuja A. Majmudar

November 13, 2020

Use of Proceeds, page 57

3.	We note that the sum of your offering expenses (other than underwriting commissions) equals $731,000 rather than the $750,000 presented. Please revise as appropriate.

In response to the Staff’s comment, we have revised our disclosure in the Use of Proceeds section of the Amended DRS.

Dilution, page 62

4.	Please present dilution and the calculation of the numerator and denominator for pro forma net tangible book value assuming the underwriters’ overallotment is exercised.

In response to the Staff’s comment, we have revised our disclosure in the Dilution section of the Amended DRS.

Capitalization, page 64

5.	The “Actual” column presented as of September 8, 2020 does not agree to your financial statements. Revise accordingly.

In response to the Staff’s comment, we have revised our disclosure in the Capitalization section of the Amended DRS.

Financial Statements

Notes to Financial Statements

Note 5 - Related Party Transaction

Promissory Note - Related Party, page F-12

6.	You state here that no amounts were outstanding as of September 8, 2020 under the $300,000 Promissory Note issued by your Sponsor. However, in numerous places in your document, including Use of Proceeds, Capitalization, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, you state that as of September 8, 2020 you had borrowed $37,500 under the Promissory Note. Revise as appropriate to correct this discrepancy.

In response to the Staff’s comment, we have revised the disclosure in the Amended DRS as applicable to correct the discrepancy noted by the Staff.

Ms Anuja A. Majmudar

November 13, 2020

We thank the Staff for its review of the foregoing and the Amended DRS. If you have further comments, please feel free to contact to our counsel, Lawrence A. Rosenbloom, at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Shleifer

Michael Shleifer, Chief Executive Officer
Biotech Acquisition Co.

cc: Lawrence A. Rosenbloom, Esq.